Exhibit 99.4

TRILLION ENERGY ANNOUNCES SUCCESSFUL SASB GAS PERFORATIONS

July 16, 2024 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) is pleased to provide this operational update for the SASB gas field well intervention program.

South Akcakoca-2 well was perforated over the intervals 2319.5-2323.5 (4.0 m), 2339.6-2341.3 (1.7m) and 2411.1-2412.8 (1.7m) for a total of 6.4 m (all measured depth “MD”). Well hole pressure (WHP) was 86 psi before perforation, the WHP increased to 1046 psi. The well flowed continuously from the morning of July 9th and by July 10th afternoon the flow rate was 0.70 MMcf/d with a WHP of 140 psi; July 12th flow rate was 1.2 MMcf/d with a WHP of 156 psi; July 14th flow rate was 1.88 MMcf/d with a WHP of 312 psi; last data point at 4:30 pm July 15th flow rate was 2.88 MMcf/d with a WHP of 318 psi.

South Akcakoca-2 well will be continued to be monitored until it reaches a stable rate. The production characteristics indicated that perforating the new zones blew the water out of the well, but also indicate that the reservoirs that were water blocked are cleaning up and producing gas.

Guluc-2 well was perforated over the intervals 3512-3514.5 (2.5 m), 3749.5-3751.3 (1.8 m), 3770.7-3772.4 (1.7m) and 3781.6-3783.3 (1.7m) for a total of 7.7 m (all MD). WHP was 650 psi and increased to 1243 psi before settling to 1098 psi. Guluc-2 will be flowed to clean the water and perforation debris out and be capable of gas production, however, it will than be shut in while South Akcakoca-2 well gas production stabilizes. The increase in the WHP during perforation indicates gas flowed into the borehole from the new perforated zones. Updated flow rates have yet to be established for this well due to the ongoing testing of SA-2.

The perforation operation is currently continuing ongoing on West Akcakoca-1 well after which it will perforate the remaining pay in Akcakoca-3.

Arthur Halleran CEO of Trillion stated:

“The fantastic response of South Akcakoca-2 once the water was lift off the perforations indicates that the reservoirs will produce the gas they contain once the water loading is removed. The wells are going to be perforated and monitored during clean up to evaluate the reservoirs response. The next phase of this project is to install the smaller production tubing (2 3/8”) to allow the wells to produce for a few years before water loading occurs again.

About the Company

Trillion Energy International Inc is focused on oil and natural gas production for Europe and Türkiye with natural gas assets in Türkiye. The Company holds a 49% interest in the SASB natural gas field, a Black Sea natural gas development and 19.6% (except three wells with 9.8%) interest in the Cendere oil field. The Company also is pursuing oil exploration in S.E. Turkiye and beyond. More information may be found on www.sedar.com, and our website.

Contact

Arthur Halleran 1-778-819-1585

e-mail: info@trillionenergy.com;

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain certain forward-looking information and statements, including without limitation, statements pertaining to the Company’s ability to obtain regulatory approval of the executive officer and director appointments. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Trillion does not undertake to update any forward-looking information except in accordance with applicable securities laws.

These statements are no guarantee of future performance and are subject to certain risks, uncertainties, delay, change of strategy, and assumptions that are difficult to predict and which may change over time. Accordingly, actual results and strategies could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, COVID, oil and gas price fluctuations, operational and geological risks, changes in capital raising strategies, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may increase and be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company’s filings on www.sedar.com, including the most recently filed Annual Report on Form 20-F and subsequent filings. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F- 1,2,3 51-101 filed on www.sedar.com, and or request a copy of our reserves report effective December 31, 2023.